Paul, Hastings, Janofsky & Walker LLP

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February 18, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GE Funds – Responses to Comments on Draft Post-Effective Amendment No. 57
(File Nos. 033-51308 and 811-07142)

Ladies and Gentlemen:

On behalf of the GE Funds (the “Registrant”), we hereby respond to the oral comments provided by Ms. Linda B. Stirling of the Securities and Exchange Commission (the “Commission”) on February 11, 2011 with respect to a draft of the Registrant’s Post-Effective Amendment No. 57, which was submitted to Ms. Stirling for review on January 10, 2011 (the “Draft Registration Statement”). The Registrant’s Post-Effective Amendment No. 57 was then filed on February 9, 2011 (the “Filed Registration Statement”). Changes to the Registrant’s disclosure in response to Ms. Stirling’s comments are reflected in the Registrant’s Post-Effective Amendment No. 59 filed on or about February 18, 2011 (the “Amended Registration Statement”). Unless otherwise indicated, all references to page numbers herein are made with respect to the Amended Registration Statement, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Amended Registration Statement.

Those comments are repeated below and organized in the same fashion as presented by Ms. Stirling.

1.	Comment: Under the “Expense Example” section on page 2 of the Prospectus, please disclose that the Expense Example table takes into account the fee waiver or expense reimbursement for the contractual period set forth in Footnote 3 to the “Annual Fund Operating Expenses” table on page 2 of the Prospectus. This comment applies to each Fund that is subject to an expense limitation agreement and therefore may receive fee waiver or expense reimbursement.

Response: Comment acknowledged. Because none of the Funds will be subject to an expense limitation agreement and therefore will not receive any fee waiver or expense reimbursement from its service providers, the referenced footnote has been removed from the “Annual Fund

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February 18, 2011

Operating Expenses” section for each applicable Fund (i.e., Highland U.S. Equity Fund, Highland Premier Growth Equity Fund, Highland Government Securities Fund, Highland Short-Term Government Fund, and Highland Tax-Exempt Fund) in the Filed Registration Statement. Accordingly, the requested disclosure is no longer necessary.

2.	Comment: Under the “Principal Investment Strategies” section on page 3 of the Prospectus, please specify the types of derivatives in which portfolio managers of Highland U.S. Equity Fund may invest. Please revise the “Principal Risks” section of the Prospectus accordingly to tailor the “Derivative Risk” disclosure to those specific types of derivatives. This comment applies to each Fund that included a statement under the “Principal Investment Strategies” section that the Fund or the portfolio manager(s) of such Fund may invest in various types of derivatives.

Response: Comment accepted. The Registrant has revised the disclosure to specify the principal types of derivatives in which a Fund may invest for each applicable Fund (i.e., each Fund except Highland Money Market Fund). The Registrant has also revised the “Derivative Risk” disclosure under the “Principal Risks” section to the extent necessary for the “Derivative Risk” disclosure for each applicable Fund to correspond to the specific types of derivatives in which the Fund may principally invest.

3.	Comment: With respect to the last paragraph under the “Principal Risks” section on page 3 of the Prospectus, please be advised that the Registrant may delete the last sentence, which provides that an investment in Highland U.S. Equity Fund is not insured or guaranteed by the FDIC or any other government agency, if shares of Highland U.S. Equity Fund are not offered through a bank. This comment applies to each Fund that included the referenced sentence under its “Principal Risks” section.

Response: Comment acknowledged. Because shares of the Funds may be distributed through banks in the future, the Registrant has respectfully declined to delete the referenced sentence from the “Principal Risks” section for any of the Funds.

4.	Comment: With respect to the first paragraph under the “Performance” section on page 3 of the Prospectus, please remove the references that (a) the performance would have been lower without taking into account fee waivers and/or expense limitations; (b) the total return would have been lower if performance information takes into account the impact of sales charges; and (c) past performance assumes the reinvestment of all dividend income and capital gain distributions. This comment applies to each Fund that included any of the references listed above under its “Performance” section.

Response: Comment accepted. The Registrant has removed the references listed above from the “Performance” section for each applicable Fund (i.e., each Fund).

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February 18, 2011

5.	Comment: Under the “Tax Information” section on page 5 of the Prospectus, please add disclosure regarding the possible tax treatment of withdrawal from a tax-deferred arrangement. This comment applies to each Fund, other than Highland Tax-Exempt Fund, that did not include the requested disclosure in its “Tax Information” section.

Response: Comment accepted. The Registrant has added the requested disclosure for each applicable Fund (i.e., each Fund other than Highland Tax-Exempt Fund) to provide that tax-deferred arrangements may be taxed later upon withdrawal from those accounts.

6.	Comment: For Highland Core Value Equity Fund, under the “Investment Objective” section on page 6 of the Prospectus, please define “future income.”

Response: Comment accepted. The Registrant has added explanatory text to Highland Core Value Equity Fund’s “Investment Objective” disclosure to explain that further income means the ability to pay dividends in the future.

7.	Comment: Under the “Principal Investment Strategies” section on page 10 of the Prospectus, it is stated in the second paragraph that Highland Premier Growth Equity Fund “invests primarily in a limited number of large- and medium-sized companies (meaning companies with a market capitalization of $1 billion or more) . . .” Because the Commission considers large- and medium-sized companies to be those with a market capitalization of $2 billion or more, please (a) revise the minimum market capitalization to $2 billion, in which case the Registrant may continue to categorize the companies in which Highland Premier Growth Equity Fund invests primarily as “large- and medium-sized companies;” or (b) re-categorize the companies in which Highland Premier Growth Equity Fund invests primarily as “large-, medium-, and small-sized companies.” This comment applies to each Fund that included similar disclosure in its “Principal Investment Strategies” section with the minimum market capitalization of large- and medium-sized companies in which the Fund may invest set at an amount below $2 billion.

Response: Comment accepted. The Registrant has revised the disclosure in accordance with clause (a) for each applicable Fund (i.e., Highland Premier Growth Equity Fund, Highland Global Equity Fund, and Highland Total Return Fund) so that each applicable Fund will consider large- or mid-sized companies to be those companies with a market capitalization of $2 billion or more.

8.	Comment: For Highland Premier Growth Equity Fund, under the “Principal Investment Strategies” section on page 10 of the Prospectus, please specify the factors the portfolio manager of that Fund considers when identifying companies that have the potential to pay dividends in the future.

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February 18, 2011

Response: Comment accepted. The Registrant has added disclosure to provide that the portfolio manager of Highland Premier Growth Equity Fund considers factors such as the potential to increase income and the potential to increase free cash flow in identifying companies with the potential to pay dividends in the future.

9.	Comment: If the Registrant revises the disclosure for Highland Premier Growth Equity Fund in accordance with clause (b) of Comment 7 above, then under the “Principal Risks” section on page 11 of the Prospectus, please expand the “Mid-Cap Company Risk” disclosure to cover small-cap company risk as well. This comment applies to each Fund for which the Registrant revises the disclosure in accordance with clause (b) of Comment 7 above.

Response: Comment acknowledged. Because the Registrant has revised the disclosure in accordance with clause (a) of Comment 7 above for each Fund to which Comment 7 is applicable, the requested disclosure under this Comment 9 is not applicable.

10.	Comment: With respect to the table under the “Shareholder Fees” section on page 18 of the Prospectus, if it is not likely that redemption fees or exchange fees will be re-imposed during the period covered by the Amended Registration Statement once it goes effective, please remove the “Redemption Fee” and “Exchange Fee” lines from the table and discuss the “currently suspended” status of the redemption fee and exchange fee in the Statutory Prospectus. This comment applies to each Fund for which the “Shareholder Fees” table in the Summary Prospectus states that the redemption fee or exchange fee for that Fund is currently suspended.

Response: Comment accepted. The Registrant has deleted the “Redemption Fee” and “Exchange Fee” lines from the “Shareholder Fees” table for each applicable Fund (i.e., Highland Global Equity Fund and Highland International Equity Fund). The “Redemption Fee” section on page 82 of the Statutory Prospectus already contains a discussion of the “currently suspended” status of the redemption fee for the applicable Funds. With respect to the “exchange fee,” which is essentially the “redemption fee” charged when shares of the applicable Funds are exchanged for shares of other permitted Funds, the discussion under the “Exchange of Shares” section on page 85 of the Statutory Prospectus refers investors to the “Redemption of Shares” section on page 81 of the Statutory Prospectus. Accordingly, no additional disclosure in the Statutory Prospectus with respect to the “currently suspended” status of the redemption fee and exchange fee for the applicable Funds is needed.

11.	Comment: For Highland Global Equity Fund, under the “Principal Investment Strategies” section on page 18 of the Prospectus, please disclose that, as a “global” fund, Highland Global Equity Fund will invest at least 40% of its total assets in non-U.S. issuers.

Response: Comment acknowledged. Although the Highland Global Equity Fund currently invests more than 40% of its total assets in non-U.S. issuers, it may invest as little as 25% of its total assets in non-U.S. issuers in the future depending on market conditions and changes in investment strategies and applicable benchmarks. Accordingly, the Registrant has added disclosure to the “Principal Investment Strategies” section to state that the Highland Global Equity Fund will invest at least 25% of its total assets in non-U.S. issuers.

Securities and Exchange Commission

February 18, 2011

12.	Comment: Under the “Principal Risks” section on page 27 of the Prospectus, please revise the “High Yield Securities Risk” disclosure to provide that high yield securities are considered speculative. This comment applies to each Fund that refers to the “High Yield Securities Risk” disclosure.

Response: Comment accepted. The Registrant has revised the disclosure accordingly for each applicable Fund (i.e., Highland Fixed Income Fund and Highland Total Return Fund).

13.	Comment: Under the “Investment Advisers” section on page 66 of the Prospectus, please disclose that HFAM does not have any prior experience as an investment adviser, as required by Item 10(a)(1)(i) of Form N-1A.

Response: Comment accepted. The Registrant has added the requested disclosure.

14. Comment: Under the “Investment Sub-Advisers” section on page 67 of the Prospectus, please replace the phrase “legal research” with “investment research” or an equivalent substitute.

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

15.	Comment: Under the “Highland Small-Cap Equity Fund” section on page 67 of the Prospectus, in the biography of Jack Feiler, please replace “GE Small-Cap Equity Fund” with “Highland Small-Cap Equity Fund.”

Response: Comment accepted. The Registrant has revised the disclosure accordingly.

16.	Comment: In the Draft Registration Statement, under the “Portfolio Manager Biographies” section on page 70 of the Prospectus, in the biography of R. Joseph Dougherty, it is stated that “Mr. Dougherty served as Senior Vice President of the Highland Funds from 2004 to December 2008.” Please state the specific name of that registrant or define the term more generally.

Response: Comment acknowledged. The biography of Mr. Dougherty has been removed in the Filed Registration Statement because Mr. Dougherty is not considered a portfolio manager of any of the Funds. Accordingly, the requested revision is no longer necessary.

17.	Comment: Under the “Code of Ethics” section on page 70 of the Statement of Additional Information (the “SAI”), please disclose that the Registrant’s principal underwriter or distributor has adopted a code of ethics.

Response: Comment acknowledged. Because the Registrant’s principal underwriter is not an affiliated person of the Registrant, under Rule 17j-1(c)(3)(i) under the Investment Company Act of 1940, as amended, the Registrant’s principal underwriter is not required to adopt a written code of ethics. Accordingly, the Registrant has respectfully declined to make the requested disclosure.

Securities and Exchange Commission

February 18, 2011

18. Comment: Under the “Anti-Money Laundering Compliance” section on page 70 of the SAI, please disclose that an anti-money laundering compliance officer has been appointed.

Response: Comment accepted. The Registrant has added the requested disclosure.

19.	Comment: Under the “FUND HISTORY AND ADDITIONAL INFORMATION” section on page 144 of the SAI, please disclose the expected name change of the Registrant and the expected change of investment adviser of the Registrant.

Response: Comment accepted. The Registrant has added the requested disclosure.

20.	Comment: Under “Item 28. Exhibits” of Part C, please include all of the new service provider agreements in connection with the transactions between GEAM and HFAM, which are expected to close on or about February 18, 2011.

Response: Comment accepted. Certain of the new agreements have been included in the Filed Registration Statement, and the remaining agreements have been included in the Amended Registration Statement.

* * * * *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth
David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: GE Asset Management Incorporated